Exhibit 7.1

Quebecor Media Inc.

Statement Regarding Calculation of Ratio of Earnings to Fixed Charges as Disclosed in

Quebecor Media Inc.’s Annual Report on Form 20-F for the Year Ended December 31, 2011

For the purpose of calculating the ratio of earnings to fixed charges disclosed in Quebecor Media Inc.’s Annual Report on Form 20-F for the year ended December 31, 2011, (i) earnings consist of net income (loss) plus non-controlling interest in subsidiary, income taxes, fixed charges, amortized capitalized interest, less interest capitalized and (ii) fixed charges consist of interest expensed and capitalized, plus amortized premiums, discounts and financing fees amortization and an estimate of the interest within rental expense.